SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes      No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

·	Eni launches a new business structure to be a leader in the energy transition, June 4, 2020;
·	Eni: amendments to 2020 financial calendar, June 25, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: June 30, 2020

Eni launches a new business structure to be a leader in the energy transition

The Company is creating two new business groups:

-	Natural Resources, to develop the upstream oil & gas portfolio sustainably, promoting energy efficiency and carbon capture.
-	Energy Evolution, dedicated to supporting the evolution of the company’s power generation, product transformation and marketing from fossil to bio, blue and green.

The two business groups will maintain close links in the hydrocarbon value chain, with the objective of best managing the different phases of the energy transition and jointly developing decarbonization processes to supply bio, blue and green products.

The Company’s central corporate functions will be organized to support the Company’s CEO in his integrated compliance, control and risk management responsibilities, and the business groups in meeting their objectives.

The new organization is a milestone towards the implementation of Eni’s strategy to 2050, which combines value creation, portfolio sustainability and financial strength.

Rome, 4 June 2020 – Eni’s Board of Directors, chaired by Lucia Calvosa, has approved a new business structure for the company.

The new organisation, presented by Eni’s Chief Executive Officer Claudio Descalzi to the Board of Directors today, is a milestone in the implementation of the Company’s Strategy unveiled in February, which sets the evolution of the business over the next 30 years. The key, and as of today unique, element of this strategy is the combination of growth objectives with financial value creation as well as environmental sustainability, which will lead to a significant reduction in full life-cycle carbon emissions.

Chief Executive Officer Claudio Descalzi said: “This new structure reflects Eni’s pivot to the energy transition. An irreversible path that will make us leaders in decarbonized energy products. With our new Plan, in February, we have set our path for the next 30 years, as of today it is unique in our industry. To make the plan come true, and position us to accelerate its delivery, we are creating two new business groups in our company. They will have specific objectives, but they will also cooperate to deliver on the transition and to provide our customers with the widest range of sustainable products. The reorganization also involves the corporate structures, which will evolve, continuing to be the central reference point for strategic and control processes, providing an effective support to meet the business groups’ objectives. The fight against climate change and promotion of sustainable development are recognised by governments, civil society, investors and business alike as priorities for global development. Only those who pursue these in an innovative way will create value in the long term. We want to be main actors in a Just Energy Transition, in which we believe, and is central to Eni’s transformation.”

The new Eni will have two business groups – Natural Resources and Energy Evolution. Alessandro Puliti will lead Natural Resources and Massimo Mondazzi will lead Energy Evolution. Both were proposed to the Board by the CEO, in agreement with the Chairwoman.

Natural Resources will continue to build up the value of Eni’s oil & gas upstream portfolio, with the objective of reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, it will focus its actions on the development of carbon capture and compensation projects. Continuous technological development, and increased efficiency will allow the maximization of cash generation, even in challenging scenarios.

The business group will incorporate the Company’s oil & gas exploration, development and production activities, natural gas wholesale via pipeline and LNG. In addition, it will include forestry conservation (REDD+) and carbon storage projects, and sustainability which will continue to integrate across all Eni’s activities. The company Eni Rewind (environmental activities), will also be consolidated in this business Group.

Energy Evolution will focus on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio, blue and green. In particular, it will focus on growing power generation from renewable energy and biomethane, it will coordinate the bio and circular evolution of the Company’s refining system and chemical business, and it will further develop Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. Thanks to the business group’s coordination, the Company will be able to develop these activities in an integrated way, both geographically and in terms of business line, maximizing results in terms of product development, customer service and profitability.

The business group will incorporate the activities of power generation from natural gas and renewables, the refining and chemicals businesses, Retail Gas&Power and mobility Marketing. The companies Versalis (chemical products) and Eni gas e luce will also be consolidated in this business group.

The two new business groups will maintain a strong link in the management of the hydrocarbons value chain, with the objectives of running in the best possible way the phases of the energy transition, and jointly developing decarbonization processes to supply green, blue and bio products. Decarbonized, through carbon capture, gas to power and gas to hydrogen projects will be examples, allowing to add value to gas resources and provide customers with entirely sustainable energy.

Furthermore, in terms of central structures, a new function – Technology, R&D, and Digital – will be created. This underlines the strategic relevance that Research & Development and technological innovation represent for Eni as a key driver to create value and growth, through the development of new technologies and their fast implementation on an industrial scale. By leveraging on its know-how and technologies, Eni has traced the evolution of its businesses for the thirty years to come. Research projects cover the whole value chain, with the objective of reducing risks, increasing efficiency, reinforcing technological leadership and promoting better quality, products, plants and processes.

The new group will incorporate the current ICT and Digital activities, which are a key support to the transformation of the Company’s business model, as well as the management of the technical and scientific knowledge which the new business groups will implement.

All other central functions will be soon further streamlined and reorganized to offer the best support, in terms of structures and competences, in delivering on Eni’s new mission and on the objectives of the two new business groups.

The new organizational structure will be implemented over the coming weeks. Massimo Mondazzi will keep his role as Eni’s Chief Financial Officer until August 1st, 2020.

At today’s meeting, the Board of Directors has also appointed to the Company’s Watch Structure, as per D.lgs. n. 231 of 2001, after consulting the Nomination Committee and with the approval of the Board of Statutory Auditors: Attilio Befera, external member as Chairman; Antonella Alfonsi and Ugo Lecis, external members; Rosalba Casiraghi, Chairman of the Board of Statutory Auditors and Marco Petracchini, Senior Executive Vice President Internal Audit, as internal member.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: amendments to 2020 financial calendar

Rome, 25 June 2020 – Eni announces the following amendments to the financial calendar published on 30 January 2020 and amended on 18 May 2020:

•	the meeting of the Board of Directors convened to resolve the interim dividend for the 2020 financial year, which was scheduled for 17 September 2020, has anticipated to 15 September 2020[1].

The related press release scheduled for 17 September 2020, has anticipated to 15 September 2020;

•	the meeting of the Board of Directors convened to analyse the Third quarter 2020 results, which was scheduled for 29 October 2020, has anticipated to 28 October 2020.

The related press release and conference call scheduled for 30 October 2020, have anticipated to 28 October 2020.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 The payment dates of 2020 interim dividend will remain unchanged compared to what has already been communicated: the interim dividend for the 2020 financial year will be paid on September 23, 2020 (ex-dividend date: September 21, 2020; record date: September 22, 2020).